Resolution of Board of Directors
On April 23, 2010, the Board of Directors of POSCO resolved the following:

Agenda 1: Treasury Stock Specific Money Trust Contract Renewal
1. Contract amount (KRW): 822,166,636,757 (Prior Renewal) / 822,800,000,000 (After Renewal)
2. Renewing contract period: May 12, 2010 ~ May 11, 2013
3. The purpose of the renewal: To stabilize stock price and to enhance the stockholders’ value
4. Trust company: Hana Bank, National Agricultural Cooperative Federation, Shinhan Bank,

Daegu Bank

5. The number of shares held by the company before renewal
—. held in the form of treasury stock : 7,792,072 (8.94%)
—. held through treasury stock trust fund : 2,361,885 (2.71%)
6. Others
—. The contract amount after renewal may change depending on the interest income until the maturity date(May 11, 2010).

Agenda 2: Contribution Plan for POSCO Educational Foundation
1. Recipient: POSCO Educational Foundation
2. Contribution amount (KRW): 35,000,000,000
3. Others
—. Contribution amount (KRW 35,000,000,000) will be donated within this year.

Agenda 3: Plan to bid for Daewoo International Corporation
—. POSCO will make a bid to acquire shareholding stake in Daewoo International Corporation.